Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: February 4, 2005

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

4 February 2005

Important Information

In connection with the proposed merger, Harmony has filed with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depository Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of America (“United States” or “US”) and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web sire at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony is sending to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective, No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” In the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

REVIEW FOR THE QUARTER ENDED 31 DECEMBER 2004

QUARTERLY HIGHLIGHTS

•	restructuring plans deliver desired results, i.e. lower volumes, higher grades, lower working costs and increased cash operating profits

•	cash operating profit of R162,8 million (September 2004 – profit of R132,8 million)

•	working costs of R77 415/kg (September 2004 –R77 881/kg)

•	restructuring of Free State Leveraged shafts continues

•	balance sheet restructured

•	delivery of growth projects on track

QUARTERLY FINANCIAL HIGHLIGHTS

	31 December 2004	30 September 2004
Cash operating profit
– Rand	163 million	133 million
– US$	27 million	21 million
Cash earnings
– SA cents per share	47	41
– US cents per share	9	6
Basic earnings
– SA cents per share	(80)	(106)
– US cents per share	(13)	(17)
Headline earnings
– SA cents per share	(88)	(110)
– US cents per share	(15)	(17)
Fully diluted earnings
– SA cents per share	(80)	(106)
– US cents per share	(13)	(17)
Gold produced
– kg	24 604	25 822
– oz	791 033	830 192
Cash costs
– R/kg	77 415	77 881
– $/oz	400	380

CHIEF EXECUTIVE’S REVIEW – DECEMBER 2004

“Harmony today consists of a combination of assets, a grouping consisting of operating mines which in terms of its low cash cost profile compares with the best in the South African industry and some ore bodies which will continue to offer optionality and leverage to a higher R/kg gold price scenario. The same applies to Gold Fields if their shafts are evaluated on a stand alone profitability basis.”

SAFETY REPORT

Safety achievements during the quarter:

•	Joel has worked for 3 years without a fatal accident

•	Unisel achieved 1 million fatality free shifts on 26 October 2004

•	Tshepong achieved 500 000 fatality free shifts on 5 October 2004

•	Evander 2 achieved 500 000 fatality free shifts on 6 December 2004

The key safety indicators namely Lost Time Injury Frequency Rate (LTIFR) and Shift Lost Injury Frequency Rate (SLIFR) continued to improve. Our LTIFR as at December 2004 was 17.3 compared to 19.6 reported at June 2004, a 12% improvement. SLIFR as at December 2004 was 420 compared to 481 reported at June 2004.

Fatality injury rate (per million hours worked)

The South African gold industry is showing signs of strain and a need for restructuring

Probably the most pressing question facing South African gold mining companies is how to adjust to the current low R/kg gold price scenario. It is now widely believed that the SA Rand could continue to be strong for at least another 12 months, driven mainly by a scenario of a continued weak US Dollar.

Fortunately most of the stakeholders, i.e. gold mining companies, unions, shareholders and government recognise that the industry needs restructuring similar to that which took place during the latter half of the previous decade. It was through consolidation of smaller gold mines into what is today Harmony, Gold Fields and AngloGold Ashanti, that the industry adjusted to falling grades, a falling US$ gold price and shareholders’ needs for more investable stocks. The consolidation resulted in cost and operational synergies, better utilisation of ore bodies and assisted in reducing the decline in what is after all a mature and declining industry.

Nobody benefited more from that consolidation phase than Harmony and its shareholders. It is widely accepted that further, logical consolidation is required between adjacent orebodies to optimise infrastructure utilisation, extraction and capital expenditure. If we control Gold Fields we aim to be a willing and aggressive participant in this process. Other industry players have been engaged and have shown interest.

In the world’s scramble for replacement ounces and future growth reserves, we continue to believe that South African ounces are mistakenly overlooked by mining companies. Harmony’s approach of positioning ourselves to be a dominant player in South Africa may be contrarian, but will position us well amongst the major producers in the next five to ten years.

Harmony today consists of a combination of assets, a grouping consisting of operating mines which in terms of its low cash cost profile compares with the best in the South African industry and some ore bodies which will continue to offer optionality and leverage to a higher R/kg gold price scenario. The same applies to Gold Fields if their shafts are evaluated on a stand alone profitability basis.

Merging these two companies will create the world’s largest gold producer with a low cash cost profile, but with significant optionality due to the leveraged and long life South African orebodies.

As Harmony, we have proved our ability to extract value during all the various cycles that influence our operating environment, i.e. US Dollar gold price, South African Rand exchange rate and inflation. We are currently doing just that within Harmony where we are proactively restructuring our operations to deal with the current tough local operating environment, without sacrificing optionality. We aim to continue doing that on the completion of the merger between the two companies.

Progress with our bid for Gold Fields

We are making good progress with the bid to Gold Fields shareholders which was launched on 18 October 2004.

Despite the PR spin created by both companies over the past approximately 4 months, the following adequately summarises the current status:

•	we have a strong mandate from our shareholders

•	we own 11,5% of Gold Fields,

•	the IAMGold transaction was rejected by Gold Fields shareholders, which leaves the company without any strategic direction,

•	our subsequent offer has no conditions precedent remaining, except Competition Authorities approval, indicating our intent to own the 11,5% stake in Gold Fields en route to control of the company, and

•	Norilsk’s irrevocable undertaking to tender into the offer following Competition Authorities approval remains intact.

Our offer of 1,275 Harmony shares for one Gold Fields share offers full and fair value, which also includes an upfront premium for control.

We are convinced that a merger between the companies deliver a value proposition to all stakeholders, i.e. shareholders, employees and the various communities in which we will be operating.

Much has been made of the so called “value destruction” since the announcement of our bid for Gold Fields. An analysis of the performance of the South African gold mining companies, i.e. AngloGold Ashanti, Gold Fields and Harmony shows that the stock prices have tracked the movements of the South African Rand, relative to the US Dollar.

During June 2004, when the South African Rand strengthened to R5,90 to the US Dollar, the Harmony and Gold Fields stock prices were R53,50 and R52,00, respectively.

This compares with the Harmony stock price of R52,00 and Gold Fields stock price of R70,00 as at 25th January 2005 when the Rand was at comparable levels. The Gold Fields stock price clearly indicates the anomaly of the premium offered by Harmony; “THERE HAS BEEN NO VALUE DESTRUCTION.”

If the combined market capitalisation of Harmony and Gold Fields is compared against the market capitalisation of AngloGold Ashanti, it is clear that the two entities have traded in tandem and no anomalous situation exists; “THERE IS NO VALUE DESTRUCTION.”

There is a clear premium visible in Gold Fields’ share price!

The factor that will most influence interest and participation in the South African resource sector in the near future will continue to be the strength of the South African Rand relative to the US Dollar.

Our costs to acquire Gold Fields

The market continues to speculate on the cost of the bid to Harmony shareholders. In preparing for the bid, your interests were protected by contracting advisors on a fee structure dependent on the outcome of the bid.

OUR ESTIMATED TO DATE COSTS ASSOCIATED WITH THE GOLD FIELDS BID

Level of acceptance (progressive)	11,5%	>50%	100%
Direct expenses	R’m	R’m	R’m
Investment banking fees	13,7	129,6	200,6
Legal fees	31,4	55,4	55,4
Indirect expenses
Creation and share issue expenses	27,1	38,8	40,4
Printing and publication	15,4	15,4	15,4
CPR report	3,0	3,0	3,0
Other	11,2	11,2	11,7

Total	101,8	253,8	326,5

Investment value at R70,00/share (R’bn)	4,0	17,2	34,4
Progressive cost as a percentage of investment	2,5	1,5	1,0

To date it has cost Harmony R136,8 million or 3% of the cost of the investment to acquire 11,5% of Gold Fields. If acceptances reach levels in excess of 50%, expenditure of R253,8 million will be incurred. At that time the cost will have decreased to 2% of the value of R17,2 billion. The cost of acquiring 100% of Gold Fields is estimated at R326,5 million. In line with accepted accounting practices these costs are capitalised against the investment made and as such will not be reflected through the income statement.

The legal fees have been significantly higher than expected on account of the need to defend numerous spurious court challenges and appeals brought by Gold Fields in South Africa and the USA. With the exception of one aspect of the ruling of the Competition Commission Appeal Court, which is subject to an appeal by Harmony, and its consequential cases, all of the court cases have been lost by Gold Fields. However court procedures are such that we can only recover a small portion of the trial costs incurred in defending these actions.

Competition Process

The requirement to notify the Competition Commission on the proposed merger, was fulfilled by Harmony on 5 November 2004 and by Gold Fields on 15 December 2004.

In terms of the process a decision by the Competition Commission is to be forwarded to the Competition Tribunal within 40 business days of the latest filing date which was on 15 December 2004. The period for the Commission to submit its written recommendation to the Competition Tribunal expires on 11 February 2005.

On receipt of a recommendation from the Competition Commission, the Competition Tribunal must set the matter for pre-hearing or hearing within 10 business days. After completion of the hearing, the Competition Tribunal has 10 business days to issue a certificate on its decisions.

We update our mineral reserves

As part of the process of the proposed merger with Gold Fields, and in compliance with the requirements of the JSE Securities Exchange, Harmony has commissioned independent consultants Steffen, Robertson and Kirsten (South Africa) Pty Ltd. (“SRK”) to examine the company’s mineral resources and ore reserves and to prepare an independent “Competent Persons Report” on the company.

This exercise has included visits by SRK’s experts to most of Harmony’s 48 shafts, open pits, 15 metallurgical plants and certain exploration projects which are located in various parts of South Africa, Australia and Papua New Guinea respectively. For a variety of reasons, including the holiday season and the major time delays occasioned by key executive and expert witnesses needing to prepare for the spurious court case brought by Gold Fields against Harmony in the USA (which was dismissed by the Judge with costs awarded against Gold Fields), this exercise has taken longer than expected.

The process has to date highlighted some issues which are likely to affect the “below infrastructure” reserve declaration at the Rolspruit Project in Evander (± 2,5 million ounces) and some differences of opinion regarding vamping reserves (± 1,1 million ounces) and in the classification of some resources between inferred and indicated status. The process is nearing completion and the full report is expected soon.

Restructuring our operations

Our initiatives to restructure our operations in order to negate the impact of the weak South African Rand gold price, continues. It is mischievous and even malicious of Gold Fields’ management to suggest that our responsible and necessary restructuring and unavoidable retrenchments that follow from it, is in any way whatsoever related or linked to the current bid process. They must hope to cause confusion amongst the Unions and members of the Competition Commission. We have behaved in a responsible way and with restraint during this process, which started some nine months ago. At the same time we cannot let the drawn-out bid process delay critical and necessary operational adjustments. Our track record is one of decisive action in tough times.

We experienced continued flow-through benefits from the restructuring process during the December 2004 quarter.

WORKING COST MARGIN

Ounces	Working cost R/kg	December 2004%	September 2004%
World class	Below R70 000/kg	58	57
Profitable	Below R83 000/kg	79	83
Loss making	Balance	21	17

The 21% loss-making ounces includes 8% production from Elandsrand and Doornkop, two growth projects which are on track in re-establishing their profitability.

The Free State leveraged shafts constitute the remaining 13% loss-making ounces.

The company’s margins improved significantly.

Our focus on mining according to optimum cut-offs continues to deliver the anticipated returns. By eliminating mining below cut-off, the average grade of the South African underground operations increased by 5% from 5,49 g/t for the September 2004 quarter to 5,74 g/t. Underground gold recovered from South African operations decreased by 1 439 kg quarter on quarter, to 20 654 kg (September 2004: 22 093 kg). Underground tonnage milled decreased by 11%, down from 4 023 000 tonnes to 3 601 000 tonnes.

Implementation of CONOPS

The implementation of CONOPS throughout the company is proceeding, with Randfontein finalising their agreements with the respective unions early in January 2005.

On Friday, 7 January 2005, Harmony announced that at a meeting held between management of our Free Gold Operations and representatives of the National Union of Mineworkers (NUM) to review the annual CONOPS agreement, the company was informed by NUM that they were not prepared to support an application for Sunday labour.

By not having the necessary support, the company’s application to the Department of Minerals and Energy to work on Sundays is unlikely to be approved. CONOPS working arrangements at the Free Gold shafts could therefore not take place. CONOPS was introduced as one of the alternates to redress the continued losses being incurred at the company’s leveraged operations in the Free State which have been adversely affected by the current low R/kg gold price scenario. Notification for statutory review periods will be issued in the next few weeks and surplus employees (because of the stopping of CONOPS), will have to be redeployed or retrenched.

CONOPS (continuous operations) refers to the practice where a mine operates on all the days of the year, including Sundays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore the company needs to employ more people in order to facilitate working the additional days.

Currently most gold mines in South Africa operate for approximately 273 days per year. The successful introduction of CONOPS can increase this number to 353 days per year (excluding the 12 public holidays). This will result in a 12% increase in labour on the shafts as well as a 5% reduction in unit cost/tonne.

STRATEGIC INVESTMENTS

•	Papua New Guinea Operations – Australasia to deliver production growth

Hidden Valley

Good progress has been made with the landowners and the Provincial authority to obtain the necessary Mining License, but the actual issuing of the license has been delayed. The delay is mainly due to a late interpretation of the new Environment Act, which requires the Minister of Environment and Conservation to approve the application of a license, prior to the Minister of Mines. The Minister of Environment and Conservation is subsequently dependent on the Environment Council sitting and signing off on the company’s Environment Plan.

The delay in the issuing of the license is delaying the finalisation of Memorandum of Agreement and the Compensation Agreement. However, neither is expected to delay proceedings once the Mining License has been approved and the result of this delay has reduced the cash requirements for the current financial year by R300 million.

The Misima Metallurgical Plant deconstruction has been completed. The plant which is stored in Lae has been inspected and an understanding of the amount of refurbishment that is required has been ascertained. Most of the work can be carried out by local businesses in Lae. A favourable preliminary geotechnical report for the Hamata plant site has been received and the laboratory testing and data report for the tailings dam site will be completed shortly.

Rescheduling of the Hidden Valley pit has been completed, highlighting the importance of converting inferred material to indicated within the present design. Contracts have been signed for the new drilling programme, which were scheduled to start in mid January. Definition drilling will allow conversion of inferred resources to indicated resources and sterilisation drilling will confirm the positioning of waste dumps and infrastructure. On completion the pit will be re-optimised and re-scheduled.

Wafi/Golpu Project

We received the last of the assay results from the RC drilling programme. The most significant result was from hole WRC070 which intersected 25m @ 2.90g/tAu from 197m. This hole, which bottomed-out in ore-grade material, served to validate part of the new Wafi B-Zone resource model.

During the quarter, a 5 000m diamond-drilling program was designed to achieve the following objectives:

•	upgrade and extend the A-Zone oxide resource,

•	obtain bulk metallurgical samples of the high-grade “Link Zone”,

•	refine the geometry and structural character of the “Link Zone”,

•	test for additional “Link Zone” style mineralisation (presently 5.8 million tonnes at 7 g/t), and

•	validate the current resource model.

Drilling commenced at the end of December and is expected to last three months.

A detailed analysis and modelling of some of the new data suggests good potential to extend the “Link Zone” style mineralisation towards the north where it may merge with the high-grade Western Zone area.

At Golpu, a 1 300m diamond-drilling program has been designed to further define the oxide gold resource.

For metallurgy a financial model was developed for the preferred Golpu flotation metallurgical process route. Preliminary indications from the scoping study indicate that the Golpu Copper Project provides an acceptable return at current copper prices.

The company is currently evaluating its strategic options with regards to Wafi/Golpu. We will continue to prove its potential as a world class copper and gold discovery. All options, including an outright sale of the copper project, a JV with other partners or building either or both a copper and gold project are being considered. We believe that this has the potential to be a real company maker.

Uranium potential

Your company owns significant uranium reserves/resources. In the past, uranium was produced as a by-product at some of our Randfontein and Free State shafts. We have completed preliminary work to evaluate the potential and are exploring various options to bring it to account. An announcement will be made in due course.

•	Bendigo (11.6%)

A wide range of activities associated with the start of construction of this project were finalised during the quarter. Environmental permits were received, the mining contract was awarded and the contractor mobilised, whilst final details for the plant construction contract are close to completion.

We envisage the project to produce its first gold towards the end of calendar 2005. The current value of Harmony’s interest in Bendigo amounts to A$27,4 million as at 31 December 2004.

The past quarter in review

The performance of the company is best highlighted in the following table:

		December 2004	September 2004	Percentage variance
Production	– kg	24 604	25 822	(5)
Production	– oz	791 033	830 192	(5)
Revenue	– R/kg	84 031	83 023	1
Revenue	– US$/oz	434	405	7
Cash cost	– R/kg	77 415	77 881	1
Cash cost	– US$/oz	400	380	(5)
Exchange rate		6,03	6,38	(5)

Overall production decreased to 791 033 oz, down by 5% on the 830 192 oz produced during the September 2004 quarter. This is in line with expectations following our restructuring programme which was completed during the September 2004 quarter. Volumes from underground decreased and recovery grades increased as planned. Cash operating profits improved by 23%. All the ingredients of a successful restructuring plan.

	December 2004	September 2004	Percentage Variance
Cash operating profit (R’m)	163	133	23
Cash operating profit margin	8%	6%	33
Cash earnings (loss) per share	47	41	15
EPS (cents)	(80)	(106)	25

Excellent cost control

South African underground working costs decreased from the R1 743 million of the September 2004 quarter to R1 636 million. On a group basis, working costs decreased by 5% from R2 011 million to R1 905 million.

A quarter on quarter cash operating profit variance analysis

Cash operating profit – September 2004		R132,8 million
• volume decrease	(tonnes)	(R211,9) million
• working cost decrease	(%)	R106,3 million
• recovery grade increase	(g/t)	R110,8 million
• Rand gold price increase	(R/kg)	R24,8 million
• net variance		R30,0 million
Cash operating profit – Dec 2004		R162,8 million

Analysis of earnings per share (SA cents)

Earnings per share (SA cents)	Quarter ended December 2004	Quarter ended September 2004
Cash earnings	47	41
Basic loss	(80)	(106)
Headline loss	(88)	(110)
Fully diluted loss	(80)	(106)

Reconciliation between basic and headline loss

Headline earnings in cents per share Quarter ended December 2004
Basic loss	(80)
Profit on sale of mining assets	(8)
Headline loss	(88)

Our cash earnings for the year to date total 89 cents per share. Fully diluted loss per share for the financial year to date totals 185 cents per share. No interim dividend was declared.

QUARTERLY OPERATIONAL REVIEW

The operations further improved on the good performance which was reported during the September 2004 quarter. Working costs in R/kg terms decreased from R77 881/kg to

R77 415/kg, down from the R83 173/kg which were reported for the June 2004 quarter.

Operational highlights were as follows:

•	Target Mine’s R/tonne and R/kg costs continue to improve,

•	Tshepong delivers an excellent operational performance with CONOPS,

•	Evander’s R/tonne working costs are well controlled,

•	Elandsrand improves dramatically,

•	Kalgold performed well,

•	all our growth projects are on track to deliver production growth, and

•	our Australian operations make money!

A quarter on quarter operating profit analysis of the various operations is as follows:

Operations	December 2004 (R million)	September 2004 (R million)	Variance (R million)
Quality ounces	218,1	214,0	4,1
Growth projects	(19,1)	(36,3)	17,2
Leveraged ounces	(101,6)	(81,7)	(19,9)
Surface operations	6,2	(1,9)	8,1
Total South Africa	103,6	94,1	9,5
Australasian operations	59,2	38,7	20,5
Total	162,8	132,8	30,0

A detailed analysis of the operations is as follows:

1.	QUALITY OUNCES – TARGET AND TSHEPONG SHAFTS DELIVER EXCELLENT OPERATIONAL PERFORMANCE

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts

		December 2004	September 2004
U/g tonnes milled	(’000)	1 815	1 929
U/g recovery grade	(g/t)	6,43	6,39
U/g kilograms produced	(kg)	11 676	12 323
U/g working costs	(R/kg)	65 224	66 118
U/g working costs	(R/tonne)	420	422

These operations reported a 2% or R4,1 million increase in cash operating profit, up from R214,0 million to R218,1 million. During the June 2004 quarter, these operations reported a cash operating profit of R67,1 million. Total working cost of R761,6 million was 7% or R53,2 million less than the R814,8 million reported for the September 2004 period. Our approach of restructuring all our operations (including our profitable ones) resulted in our core assets being in a much batter shape than six months ago.

Target continued with the good performance reported in the September 2004 quarter. Tonnage milled decreased from 331 000 tonnes to 301 000 tonnes quarter on quarter due to a drop in availability of the mechanised fleet. New equipment has been purchased to improve the situation and general maintenance has improved. Recovery grade improved from 6,48 g/t to 6,74 g/t. This operation continued to make excellent working cost improvements, reporting costs of R46 774/kg (US$241) at Rand/US$6,03 compared to the R53 262/kg for the previous quarter. In R/tonne terms, the progress is more evident, with costs decreasing from R345/tonne to R315/tonne. Pre-acquisition, in April 2004, cost/tonne levels were in excess of R450/tonne. The Harmony Way has seen cost/tonne dropped by 30% in a sustainable way!

Regretfully an employee lost his life in an electrical accident.

Tshepong continued with an improved performance on the results of the September quarter. Underground tonnages were marginally lower at 420 000 tonnes compared to the 444 000 tonnes for the previous quarter. At a higher recovery grade of 7,73 g/t (September 2004 – 7,01 g/t) net gold recovered was higher at 3 247 kg (September 2004 – R3 113/kg). Cash costs decreased by 2% from R61 184/kg to R59 774/kg. In June 2004, the operations reported costs of R66 013/kg.

Negotiations for the introduction of CONOPS at Masimong Shaft continues. The shaft however reported a 5% reduction in tonnages to 264 000 tonnes for the current quarter (September 2004 – 282 000 tonnes). This shaft lost five production shifts due to machinery breakdowns and an underground fire. A higher recovery grade of 5,43 g/t compared to the previous quarter’s 5,01 g/t resulted in net gold recovered being 2% higher at 1 432 (September 2004 – 1 413 kg). Mining grades of the B-reef panels tend to be variable and higher grades were experienced during November 2004. This trend is not expected to continue in the March 2005 quarter. Costs were higher quarter on quarter at R115,9 million (September 2004 – R109,9 million).

Two employees lost their lives in a mining related incident during this quarter.

Good progress has been made with the Masimong Expansion Project, which has now been incorporated into the shaft operations. A total of 4 054 metres were developed in the target areas, including 1 089 metres on capital, opening up 45 000m2 of the ore body. On the B reef side drilling proved pay channels in E14 crosscut and in 1750 South haulage No. 2 with grades at 1 000cmg/t in the south east block. A high grade channel of ±4 000cmg/t was proven in the west block at 1810 W6 LINE and development layouts were made to access it.

ANNUAL CAPITAL EXPENDITURE PROFILE

FINANCIAL EVALUATION UPDATE

Gold price (kg)	80 000
NPV @ 7,5	60,3
IRR	43%

Evander continued with the good performance of the September reporting period. Similar tonnages of 446 000 tonnes (September 2004 – 448 000 tonnes) at an expected lower recovery grade of 6,34 g/t compared to the 7,65 g/t of the September 2004 quarter, resulted in lower net gold recovered of 2 826 kg (September 2004 – 3 430 kg). During the September 2004 quarter we stated that the high recovery grade at Evander 8 Shaft was unsustainable. Cash costs in R/kg terms increased by 12% from R62 995/kg to R71 704/kg. This is still significantly lower than the R89 919/kg reported in the March 2004 quarter. In R/tonne terms, working costs decreased by 7% from R483/tonne to R454/tonne, partly as a result of CONOPS.

CONOPS was fully implemented at Evander 7 Shaft by July 2004. Significant improvements in face advance has been reported, increasing from 6m to 10m per month. Of this at least 2,5m can be attributed to CONOPS. Although CONOPS has been fully implemented at Evander 2 Shaft, full benefits have not been realised due to a lack of flexibility.

Decline No. 3 Project (Phase 3) at Evander 7 Shaft is progressing well with the development of the 20 Level and the transfer conveyor. The extension of No 8 Conveyor was completed down to 20 Level. The two temporary chutes on 20 Level were commissioned and the construction of the tips is in progress. Completion is expected during the March 2005 quarter. The installation of air coolers for 19 Level will be completed during the March 2005 quarter.

ANNUAL CAPITAL EXPENDITURE PROFILE

FINANCIAL EVALUATION UPDATE

Gold price (kg)	R85 000
NPV @ 7,5	R117,2
IRR	211%
Gold price (kg)	R80 000
NPV @ 7,5	R88,5
IRR	162%

The Cooke Shafts in Randfontein reported a 9% decrease in production, down from 424 000 tonnes to 384 000 tonnes as part of the restructuring process. At higher recovery grades of 5,57 g/t (September 2004 – 5,24 g/t), net gold recovered was only 4% lower at 2 141 kg. Actual working costs decreased by R14,2 million to R169,9 million. Cash costs decreased by 4% from R82 832/kg to R79 377/kg. These shafts are in the early stages of implementing CONOPS.

Regretfully an employee lost his life after a fall of ground incident.

2.	GROWTH PROJECTS – ELANDSRAND AND DOORNKOP

		December 2004	September 2004
U/g tonnes milled	(’000)	358	385
U/g recovery grade	(g/t)	5,62	5,22
U/g kilograms produced	(kg)	2 022	2 015
U/g working costs	(R/kg)	93 378	102 121
U/g working costs	(R/tonne)	524	523

2.1	Elandsrand New Mine Project – major operational improvements following restructuring programme

The major restructuring at these operations is delivering the desired outcome. Our Elandsrand Operations reported a cash operating loss of R10,4 million compared to a loss of R39,0 million for the September 2004 quarter. Underground tonnages were 6 000 tonnes or 2% less at 251 000 tonnes. Recovery grades increased by 11% from the 5,84 g/t to 6,44 g/t. Net gold recovered was 8% higher at 1 618 kg compared to 1 497 kg for the previous quarter. Although the phased implementation of CONOPS was started on 29 August 2004, full implementation was not achieved due to unavailability of surplus labour from our other mines.

The improved mining grade follows an increase in current sweepings, increasing from 73% to 83%. Following the refurbishing of the orepasses, the shaft moved off “run of mine milling” during the quarter. Working costs decreased for the third quarter in a row, down from R179,5 million in June 2004 to R146,2 million by December 2004, a decrease of an excellent 19% over the period. Due to the increased gold recovered, costs in R/kg terms decreased from R109 265/kg to R90 356/kg. Cost/tonne decreased by approximately 9% from R638/tonne to R582/tonne. Over the past three quarters, cost/tonne at Elandsrand decreased by 13% from R669/tonne to the R582/tonne for the December 2004 quarter.

Regretfully an employee lost his life after a heavy machinery accident.

Progress on 102 Level of the Elandsrand New Mine Project is as follows:

	March 2004	June 2004	September 2004	December 2004
Development
Reef metres	135	87	90	200
Waste metres	447	493	335	201
Stoping
m2	1052	1854	3086	4435
Stoping width	108	118	115	121
Tonnes	3134	6017	12065	14806
Cmg/t	2028	1831	2238	1470
Kg’s broken	59	93	234	179
MCF %	78	84	66	80
Kg’s recovered	46	78	155	143
Recovered grade g/t	14,6	13,0	12,8	9,6

MCF variance due to low percentage sweepings of 75% in September quarter, improved to 85% in December quarter. All of these numbers confirm the potential of the new mine to be a high grade (7,5 – 8,0g/t) low cost mine.

Access Development

102 Level

102 level access development continuing as per schedule. Reef development taking place on 37 and 38 line. 37 raise lines reef development will be completed this quarter.

105 Level

All capital development on this level was completed. Reef development is continuing on the 33 raise, with a planned completion date before end of March 2005 quarter. It is planned to commence the 32 raise line and waste access development during the current quarter.

109 & 113 Levels

Both of these levels continue to mine through the Cobra Dyke with its associated high – pressure gas pockets. The 109 R.A.W. Cobra Dyke was successfully negotiated with no incidents/ accidents. Without any unexpected problems, both levels will be through the Cobra Dyke during the current quarter. Normal access development metres are planned to increase once the Cobra Dyke has been successfully negotiated.

ANNUAL CAPITAL EXPENDITURE PROFILE

FINANCIAL EVALUATION UPDATE
Gold price (kg)	R85 000
NPV @ 7,5	R854 m
IRR	30%

2.2	Tshepong Decline Expansion Project

Progress on the project is as follows:

INFRASTRUCTURE

Work on the decline project continues as per plan. Sub-projects that were completed or progressed in the past quarter include:

•	construction of approximately 1 500m rail in the second air intake from the Shaft to the Decline,

•	installation of the decline conveyor for sinking operation and first extension of 90m were completed,

•	installation of the monorail system recommenced,

•	the monotrain was commissioned and rail installed to 69 Level, and

•	the 66 Level chair lift and 66 Level material crosscut were completed.

ACCESS DEVELOPMENT

A total of 2 625m of the total required 6 221m development has been completed.

Chair lift decline

57% of the required 900m has been completed. The remaining 380 m will be completed over the next two quarters.

Material decline

55% of the required 1 000m has been completed. The remaining 450 m will be completed over the next three quarters.

69 Level

Development on the 69 station, tipping crosscut and the north-south break-away has been completed. The construction of 69 level has been completed including the installation of temporary battery bay, and tips.

ANNUAL CAPITAL EXPENDITURE PROFILE

	2002/3	2003/4	2004/5	2005/6	2006/7	Total
Plan	37.4	78.5	62.6	66.7	35.6	280.8
Actual	32.8	66.6	23.9			123.3

FINANCIAL EVALUATION UPDATE

Base
Gold price (Kg)	R95 000
NPV @ 7,5	R954 m
IRR	51,4%

Using a gold price of R80 000/kg, the project returns an IRR of 41,5%
Gold price (Kg)	R80 000
NPV @ 7,5	R660 m
IRR	41,5%

2.3	Doornkop South Reef Capital Project

Doornkop Shaft, which is currently mining the Kimberley Reef until tonnages from the South Reef Project area become available, reported a cash operating loss of R8,7 million. Performance from this operation over the next two quarters will be affected by the lack of higher grade mining areas. Tonnage was lower at 109 000 tonnes. At a lower recovery grade of 3,72 g/t (September 2004 – 3,99 g/t) net gold recovered decreased from 518 kg to 404 kg. Cash costs in R/kg terms increased from R77 634/kg to R105 485/kg. Flexibility at Doornkop is expected to improve once mining in the South Reef Project area resumes.

Access development on 192, 197 and 202 Levels continues. In-circle development around 212 Level has also been started whilst development of the main haulage to reef on this level will commence during the March quarter.

Preparatory work in the main shaft has been completed and cleaning of the shaft bottom is underway. The last two cover holes totalling 340m from shaft bottom are underway and are due for completion in January 2005. The last portion of shaft to be raise bored to 192 Level will commence in February 2005 when shaft bottom cleanup has been completed.

The second outlet shaft from 126 Level to 192 Level has been reamed to the final diameter of 2.4m. This multipurpose shaft will provide for a doubling of ventilation air in January 2005 when the plug is removed. It will also eventually be utilised as a second outlet and material transport facility when the hoist, headgear and conveyance are installed and commissioned at the end of the following quarter.

The mines infrastructure layout and general arrangements to cater for the latest geological interpretation as described in the last quarterly report is complete. The main shaft will be sunk and equipped to service mining as far as 212 Level. Exploration on 212 Level which is already underway, will provide opportunity for better insight into the ore-body to the north below 212 Level. The results will indicate whether gold will be extracted from this area in phase 3 of the project and if so, how this will be accomplished.

The shaft between 192 and 212 Levels has been cover drilled and raise bored as reported previously. Sliping of the shaft to final diameter on 197 Level will commence in January 2005 with the start of the pre-sink on this level. It is planned that the portion of shaft between 197 Level to 50m below 212 Level will be sliped to final diameter by the time the sinking operation above from current shaft bottom reaches 192 Level in October 2005.

The updated schedule provides for the main shaft to be commissioned in July 2006 and for production to ramp up to 135 000 t/m by October 2008. Both dates meet the requirements of the feasibility base plan.

ANNUAL CAPITAL EXPENDITURE PROFILE

Table (R million)
	2003	2004	2005	2006	2007	2008	2009	2010	2011
Actual spent	13	98	60							171
Forecast			69	173	160	160	161	142	62	927
Total	13	98	129	173	160	160	161	142	62	1098

FINANCIAL EVALUATION UPDATE

Gold price (Kg)	R85 000
NPV @ 7,5	R531 m
IRR	89%
Even at a gold price of R80 000/kg the project has a robust IRR of 58%
Gold price (Kg)	R80 000
NPV @ 7,5	R403 m
IRR	58%

Leverage Operations – restructuring underway

Shafts included under this section are Bambanani, Joel, Kudu, Sable, West Shaft, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel and Brand 3 and 5 Shafts, Saaiplaas 3 and Orkney 2 and 4 Shafts.

		December 2004	September 2004
U/g tonnes milled	(‘000)	1 426	1 708
U/g recovery grade	(g/t)	4,88	4,54
U/g kilograms produced	(kg)	6 956	7 755
U/g working costs	(R/kg)	98 600	93 430
U/g working costs	(R/tonne)	481	424

These operations which consist of shafts which are either in the process of being restructured, downscaled in line with available ore reserves or being mothballed, returned a cash operating loss of R101,6 million. The operations reported a 17% reduction in underground tonnage, down from 1 708 000 tonnes to 1 426 000 tonnes. At a higher recovery grade of 4,88 g/t (September 2004 – 4,54 g/t), resulted in a 10% net decrease of gold recovery of 7 755 kg. Costs decreased from R724,5 million to R685,9 million. Due to the lower gold recovery, working costs in R/kg increased from R93 430/kg to R98 600/kg.

Regretfully three employees lost their lives due to falls of ground in separate incidents.

Our challenge at these shafts remains to establish both working cost and grade profiles to ensure breakeven at the current gold price. These approximately 900 000 ounces per annum have huge gearing to the change in R/kg gold price. We plan to retain this optionality. It is worth noting that 120 000 oz or 53% of the ounces produced for the quarter were profitable.

Surface Operations (includes Kalgold)

		December 2004	September 2004
Opencast tonnes milled	(’000)	1 334	1 591
Opencast recovery grade	(g/t)	1,09	0,82
Kilograms produced	(kg)	1 454	1 297
Working costs	(R/kg)	80 183	83 791
Working costs	(R/tonne)	87	68

Kalgold reported a profit of R7,1 million compared to a cash operating loss of R2,9 million in the September 2004 quarter. Tonnages increased by 7% from 389 000 tonnes to 415 000 tonnes, quarter on quarter. A higher recovery grade of 2,09 g/t (September 2004 – 1,71 g/t) resulted in a higher gold recovery of 868 kg, an increase of 31% on the September 2004 quarter. Recovery grades at this operation have tended to be variable and this is expected to continue in future. Working costs were lower in R/kg terms, down from R88 268 kg to R75 600 kg. In R/tonne terms, working costs increased marginally from R151/tonne to R158/tonne.

Australasian Operations – improved performance levels sustained

Highlights

•	Another quarter of significant improvements in operating profits and cash flow at our Australian operations.

•	Start up of the development of the St George underground mine.

•	Continuation of good results from the Northern Territory Joint Venture.

The Australian Operations reported their best quarter for some time with operating profit improving from A$8,5m to A$12.9m during December 2004. This good result came from a combination of improvements in all three key parameters of:

•	gold production of 80 235oz during December compared to 78 177oz for the September quarter, an improvement of 3%

•	gold price received of A$573/oz compared to A$559/oz for the previous quarter, and

•	a 6% reduction in working costs, down from A$35,1m to A$33,1m.

		December 2004	September 2004
Kilograms produced	(kg)	2 496	2 432
Working costs	(R/kg)	60 869	65 494
Working costs	(R/tonne)	162	168

Mount Magnet

Mount Magnet reported an improved working profit of A$7,0m (September 2004 – A$5,6m), mainly due to the mining of higher grades towards the base of the open pits at St George, Watertank Hill and Hill 60.

Tonnages from in the open pits were steady whilst underground tonnages decreased by 18% in line with the planned reduction in activities at Star. Star continues to yield small discoveries and extensions to the scattered ore bodies that occur in this system and the closure of this profitable operation has now been deferred to May 2005.

Development of the new underground mine at St George is progressing well with the decline having advanced to 140m from the portal. The first stope ore from this new mine is expected in the September 2005 quarter.

In total the site produced 47 786 oz of gold from the processing of 675 579 tonnes of ore and low grade stockpiles.

Costs were well controlled throughout the quarter.

South Kal Mines

The site returned a higher profit of A$5,9m for the quarter compared to the A$2,96m for the September quarter.

South Kal Mines increased production to 32 449 ounces (Dec 2004 – 27 955 ounces) from the milling of 304 912 tonnes of ore.

Whilst the open pits production was steady with slightly lower tonnes and slightly better grades, the main contribution to the improved performance was the Mt Marion underground operation where various technical improvements in the flow of ore in the sub level cave led to increases in both tonnage and grade with negligible increases in cost.

Northern Territory Joint Venture (Harmony 50%)

The drilling programme completed in the September quarter resulted in an upgrade of the resource at the Cosmo deposit from 0,7m oz to over 1m oz of gold. The resource now stands at:

Indicated Resource	3,30mt @ 5,10 g/t	–	540 700 ounces
Inferred Resource	4,21mt @ 3,68 g/t	–	498 200 ounces
Total Resource	7,51mt @ 4,30 g/t	–	1 038 900 ounces

Metallurgical test work has confirmed that the ore will yield excellent recoveries through the newly purchased Union Reef plant. Detailed mining studies to optimise the establishment of a decline and underground mine are progressing well.

The first round of infill drilling at several of the prospects in the Pine Creek mining leases was completed during the quarter. These results together with the collation of the historical data base have, to date, established a resource of 5,2 million tons at 2,1 g/t for 346 000 oz of contained gold. These resources, located 20 km from the newly acquired Union Reefs plant, will form a significant ore source for the operation. Limited further drilling and detailed mining analysis studies in early 2005 will establish the reserve and mining sequence from this area.

CAPITAL EXPENDITURE
Operational Capex	Actual December 2004	Forecast March 2005
South African Operations	52	23
Australasian Operations	42	55
Total Operational Capex	94	78

Project Capex
Doornkop South Reef	28	25
Elandsrand New Mine	31	14
Tshepong North Decline	13	11
Phakisa Shaft	34	23
Target Shaft	13	16
PNG	18	25
Total Project Capex	137	114
TOTAL CAPEX	231	192

Operating and Financial Results (Rand/Metric)

Harmony Gold Mine Co. Ltd		Underground production – South Africa
		Quality Ounces	Growth Projects		Leve- raged Ounces		Sub total

Ore milled – t’000	Dec-04 Sep-04	1,815 1,929	360 386		1,426 1,708		3,601 4,023

Gold produced – kg	Dec-04 Sep-04	11,676 12,323	2,022 2,015		6,956 7,755		20,654 22,093

Yield – g/tonne	Dec-04 Sep-04	6.43 6.39	5.62 5.22		4.88 4.54		5.74 5.49

Cash operating costs – R/kg	Dec-04 Sep-04	65,224 66,118	93,376 101,121		98,600 93,430		79,222 78,897

Cash operating costs – R/tonne	Dec-04 Sep-04	420 422	524 528		481 424		454 433

Working revenue (R’000)	Dec-04 Sep-04	979,664 1,028,768	169,677 167,492		584,249 642,886		1,733,590 1,839,146

Cash operating costs (R’000)	Dec-04 Sep-04	761,558 814,772	188,806 203,759		685,859 724,549		1,636,223 1,743,080

Cash operating profit (R’000)	Dec-04 Sep-04	218,106 213,996	(19,129 (36,267	) )	(101,610 (81,663	) )	97,367 96,066

Capital expenditure (R’000)	Dec-04 Sep-04	50,790 47,384	106,448 92,227		13,214 21,566		170,452 161,177

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, Kudu/Sable, West, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS (Rand/metric)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total

Ore milled – t’000	Dec-04 Sep-04	1,334 1,591	4,935 5,614	981 950	5,916 6,564

Gold produced – kg	Dec-04 Sep-04	1,454 1,297	22,108 23,390	2,496 2,432	24,604 25,822

Yield – g/tonne	Dec-04 Sep-04	1.09 0.82	4.48 4.17	2.54 2.56	4.16 3.93

Cash operating costs – R/kg	Dec-04 Sep-04	80,183 83,791	79,284 79,169	60,859 65,494	77,415 77,881

Cash operating costs – R/tonne	Dec-04 Sep-04	87 68	355 330	155 168	322 306

Working Revenue (R’000)	Dec-04 Sep-04	122,780 106,684	1,856,370 1,945,830	211,123 198,025	2,067,493 2,143,855

Cash operating costs (R’000)	Dec-04 Sep-04	116,586 108,677	1,752,809 1,851,757	151,904 159,282	1,904,713 2,011,039

Cash operating profit (R’000)	Dec-04 Sep-04	6,194 (1,993)	103,561 94,073	59,219 38,743	162,780 132,816

Capital expenditure (R’000)	Dec-04 Sep-04	0 0	170,452 161,177	60,060 76,800	230,512 237,977

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

		Quarter ended 31 December 2004	Quarter ended 30 September 2004	Quarter ended 31 December 2003
Ore milled	t’000	5 916	6 564	8 183
Gold produced	kg	24 604	25 822	29 294
Gold price received	R/kg	84 031	83 023	85 139
Cash operating costs	R/kg	77 415	77 881	75 888

		R million	R million	R million
Gold sales		2 068	2 144	2 494
Cash operating costs		1 905	2 011	2 223

Cash operating profit		163	133	271
Other income – net		11	37	65
Employment termination and restructuring costs		(109)	(154)	(20)
Corporate, marketing and new business expenditure		(41)	(38)	(43)
Exploration expenditure		(20)	(24)	(35)
Loss from associates		—	—	(34)
Profit on sale of Highland and High River		—	—	522
Interest paid		(104)	(100)	(107)
Depreciation and amortisation		(216)	(239)	(246)
Provision for rehabilitation costs		(14)	(14)	(18)
Gain/(loss) on financial instruments		(29)	1	11
Profit on Australian-listed investments		—	4	—
Profit/(loss) on foreign exchange		14	(1)	(50)

(Loss)/income before tax		(345)	(395)	316
Current tax – benefit/(expense)		56	(17)	(84)
Deferred tax – benefit		12	72	10

Net (loss)/income before minority interests		(277)	(340)	242
Minority interests		—	—	(6)

Net (loss)/income		(277)	(340)	236

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

	Quarter ended 31 December 2004 R million	Quarter ended 30 September 2004 R million	Quarter ended 31 December 2003 R million
(Loss)/earnings per share (cents)*
– Basic (loss)/earnings	(80)	(106)	92
– Headline loss	(88)	(110)	(66)
– Fully diluted (loss)/earnings** ***	(80)	(106)	92
Dividends per share (cents)
– Interim	—	—	40
– Proposed final	—	—	—

Prepared in accordance with International Financial Reporting Standards.

*       Calculated on weighted average number of shares in issue at quarter end December 2004: 345.0 million (September 2004: 320.8 million) (December 2003: 257.9 million).

**     Calculated on weighted average number of diluted shares in issue at quarter end December 2004: 344.7 million (September 2004: 320.9 million) (December 2003: 256.5 million).

***  The effect of the dilution of shares is anti-dilutive.

Reconciliation of headline loss:
Net (loss)/earnings	(277)	(340)	236
Adjustments:
– Profit on sale of assets	(25)	(10)	(3)
– Profit on disposal of Highland and High River – net of tax	—	—	(444)
– Profit on Australian-listed investments	—	(4)	—
– Amortisation of goodwill	—	—	41

Headline loss	(302)	(354)	(170)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

		Year to date 31 December 2004	Year to date 30 September 2003
Ore milled	t’000	12 480	15 039
Gold produced	kg	50 426	52 019
Gold price received	R/kg	83 528	85 623
Cash operating costs	R/kg	77 658	76 241

		R million	R million
Gold sales		4 212	4 454
Cash operating costs		3 916	3 966

Cash operating profit		296	488
Other income – net		48	135
Employment termination and restructuring costs		(263)	(32)
Corporate, marketing and new business expenditure		(79)	(74)
Exploration expenditure		(44)	(49)
Loss from associates		—	(41)
Profit on sale of Highland and High River		—	522
Interest paid		(204)	(162)
Depreciation and amortisation		(455)	(388)
Provision for rehabilitation costs		(28)	(28)
Loss on financial instruments		(28)	(161)
Profit on Australian-listed investments		4	—
Gain/(loss) on foreign exchange		13	(81)

(Loss)/income before tax		(740)	129
Current tax – benefit/(expense)		39	(102)
Deferred tax – benefit		84	96

Net (loss)/income before minority interests		(617)	123
Minority interests		—	(6)

Net (loss)/income		(617)	117

TOTAL OPERATIONS –YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

	Year to date 31 December 2004	Year to date 30 September 2003
(Loss)/earnings per share (cents)*
– Basic (loss)/earnings	(185)	50
– Headline loss	(197)	(129)
– Fully diluted (loss)/earnings**	(185)	52
Dividends per share (cents)
– Interim	—	40
– Proposed final	—	—

Prepared in accordance with International Financial Reporting Standards.

*       Calculated on weighted number of shares in issue for 6 months to December 2004: 332.9 million (December 2003: 231.7 million).

**     Calculated on weighted average number of diluted shares in issue for 6 months to December 2004: 332.8 million (December 2003: 230.3 million).

Reconciliation of headline loss:
Net (loss)/earnings	(617)	117
Adjustments:
– Profit on sale of assets	(34)	(12)
– Profit on disposal of Highland and High River – net of tax	—	(444)
– Profit on Australian-listed investments	(4)	—
– Amortisation of goodwill	—	41

Headline loss	(655)	(298)

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2004 (Rand)

	At 31 December 2004 R million (unaudited)	At 30 September 2004 R million (unaudited)	At 31 December 2003 R million (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	22,390	22,489	14,911
Intangible assets	2,268	2,268	2,803
Investments	6,364	2,795	1,098
Investments in associates	—	—	2,564

	31,022	27,552	21,376

Current assets
Inventories	550	518	463
Receivables	383	401	551
Cash and cash equivalents	296	1,013	2,888

	1,229	1,932	3,902

Total assets	32,251	29,484	25,278

EQUITY AND LIABILITIES
Share capital and reserves
Issued capital	25,313	20,889	14,673
Fair value and other reserves	(2,061)	(963)	(243)
Retained earnings	364	642	1,821

	23,616	20,568	16,251

Minority interest	—	—	155

Non-current liabilities
Long-term borrowings	2,861	2,801	2,863
Net deferred taxation liabilities	2,549	2,647	2,779
Net deferred financial liabilities	529	573	432
Long-term provisions	825	817	860

	6,764	6,838	6,934

Current liabilities
Payables and accrued liabilities	1,834	2,044	1,658
Income and mining taxes	27	26	272
Shareholders for dividends	10	8	8

	1,871	2,078	1,938

Total equity and liabilities	32,251	29,484	25,278

Number of ordinary shares in issue	392,993,004	320,819,739	258,350,934
Net asset value per share (cents)	6,009	6,411	6,351

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

OPERATING AND FINANCIAL RESULTS (US$/imperial)

Harmony Gold Mine Co. Ltd		Underground production – South Africa
		Quality Ounces	Growth Projects		Leve- raged Ounces		Sub total

Ore milled – t’000	Dec-04 Sep-04	2,003 2,126	397 426		1,573 1,884		3,973 4,436

Gold produced – oz	Dec-04 Sep-04	375,399 396,193	65,020 64,779		223,642 249,331		664,061 710,303

Yield – oz/t	Dec-04 Sep-04	0.19 0.19	0.16 0.15		0.14 0.13		0.17 0.16

Cash operating costs – $/oz	Dec-04 Sep-04	337 322	482 493		509 455		409 385

Cash operating costs – $/t	Dec-04 Sep-04	63 60	79 75		72 60		68 62

Working revenue ($’000)	Dec-04 Sep-04	162,543 161,241	28,152 26,251		96,937 100,761		287,632 288,253

Cash operating costs ( $’000)	Dec-04 Sep-04	126,356 127,701	31,326 31,936		113,796 113,560		271,478 273,197

Cash operating profit ( $’000)	Dec-04 Sep-04	36,187 33,540	(3,174 (5,685	) )	(16,859 (12,799	) )	16,154 15,056

Capital expenditure ($’000)	Dec-04 Sep-04	8,427 7,427	17,661 14,455		2,192 3,380		28,280 25,262

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, Kudu/Sable, West, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS (US$/imperial)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total

Ore milled – t’000	Dec-04 Sep-04	1,471 1,754	5,442 6,190	1,081 1,048	6,525 7,238

Gold produced – oz	Dec-04 Sep-04	46,737 41,699	710,798 752,002	80,235 78,190	791,033 830,192

Yield – oz/t	Dec-04 Sep-04	0.03 0.02	0.13 0.12	0.07 0.07	0.12 0.11

Cash operating costs – $/oz	Dec-04 Sep-04	414 408	409 386	314 319	400 380

Cash operating costs – $/t	Dec-04 Sep-04	13 10	53 47	23 24	48 44

Working revenue ($’000)	Dec-04 Sep-04	20,371 16,721	308,003 304,974	35,029 31,037	343,032 336,011

Cash operating costs ($’000)	Dec-04 Sep-04	19,344 17,033	290,822 290,230	25,204 24,965	316,026 315,195

Cash operating profit ($’000)	Dec-04 Sep-04	1,027 (312)	17,181 14,744	9,825 6,072	27,006 20,816

Capital expenditure ($’000)	Dec-04 Sep-04	0 0	28,280 25,262	9,965 12,037	38,245 37,299

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

		Quarter ended 31 December 2004	Quarter ended 30 September 2004	Quarter ended 31 December 2003
Ore milled	t’000	6,525	7,238	9,023
Gold produced	oz	791,033	830,192	941,814
Gold price received	$/oz	434	405	393
Cash operating costs	$/oz	400	380	350

		$ million	$ million	$ million
Gold sales		343	336	370
Cash operating costs		316	315	330

Cash operating profit		27	21	40
Other income – net		2	5	10
Employment termination and restructuring costs		(18)	(24)	(3)
Corporate, marketing, and new business expenditure		(7)	(6)	(6)
Exploration expenditure		(3)	(4)	(5)
Loss from associates		—	—	(5)
Profit on sale of Highland and High River		—	—	77
Interest paid		(17)	(16)	(16)
Depreciation and amortisation		(36)	(37)	(37)
Provision for rehabilitation costs		(2)	(2)	(3)
Gain/(loss) on financial instruments		(5)	—	2
Profit on Australian-listed investments		—	1	—
Loss on foreign exchange		—	—	(7)

(Loss)/income before tax		(59)	(62)	47
Current tax – benefit/(expense)		9	(3)	(12)
Deferred tax – benefit		2	12	1

Net (loss)/income before minority interests		(48)	(53)	36
Minority interests		—	—	(1)

Net (loss)/income		(48)	(53)	35

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

	Quarter ended 31 December 2004 $ million	Quarter ended 30 September 2004 $ million	Quarter ended 31 December 2003 $ million
(Loss)/earnings per share (cents)*
– Basic (loss)/earnings	(13)	(17)	14
– Headline loss	(15)	(17)	(10)
– Fully diluted (loss)/earnings** ***	(13)	(17)	14
Dividends per share (cents)
– Interim	—	—	6
– Proposed final	—	—	—

Prepared in accordance with International Financial Reporting Standards.

Currency conversion rates average for the quarter: December 2004: US$1=R6.03 (September 2004: US$1=R6.38) (December 2004: US$1=R6.75).

*       Calculated on weighted average number of shares in issue at quarter end December 2004: 345.0 million (September 2004: 320.8 million) ( December 2003: 257.9 million).

**     Calculated on weighted average number of diluted shares in issue at quarter end December 2004: 344.7 million (September 2004: 320.9 million) (December 2003: 256.5 million).

***  The effect of the dilution of shares is anti-dilutive.

Reconciliation of headline loss:
Net (loss)/earnings	(48)	(53)	35
Adjustments:
– Profit on sale of assets	(4)	(1)	(1)
– Profit on disposal of Highland and High River – net of tax	—	—	(66)
– Profit on Australian-listed investments	—	(1)	—
– Amortisation of goodwill	—	—	7

Headline loss	(52)	(55)	(25)

TOTAL OPERATIONS –YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)

		Year to date 31 December 2004	Year to date 31 December 2003
Ore milled	t’000	13,762	16,584
Gold produced	oz	1,621,226	1,672,442
Gold price received	$/oz	419	376
Cash operating costs	$/oz	389	335

		$ million	$ million
Gold sales		679	629
Cash operating costs		631	560

Cash operating profit		48	69
Other income – net		8	19
Employment termination and restructuring costs		(42)	(5)
Corporate, marketing and new business expenditure		(13)	(10)
Exploration expenditure		(7)	(7)
Loss from associates		—	(6)
Profit on sale of Highland and High River		—	74
Interest paid		(33)	(23)
Depreciation and amortisation		(73)	(55)
Provision for rehabilitation costs		(5)	(4)
Loss on financial instruments		(5)	(23)
Profit on Australian-listed investments		1	—
Gain/(loss) on foreign exchange		2	(11)

(Loss)/income before tax		(119)	18
Current tax – benefit/(expense)		6	(14)
Deferred tax – benefit		14	14

Net (loss)/income before minority interests		(99)	18
Minority interests		—	(1)

Net (loss)/income		(99)	17

TOTAL OPERATIONS –YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)

	Year to date 31 December 2004 $ million	Year to date 31 December 2003 $ million
(Loss)/earnings per share (cents)*
– Basic (loss)/earnings	(30)	7
– Headline loss	(32)	(18)
– Fully diluted (loss)/earnings**	(30)	7
Dividends per share (cents)
– Interim	—	6
– Proposed final	—	—

Currency conversion rates average for the 6 months ended December 2004: US$1=R6.21 ( December 2003: US$1=R7.08).

*       Calculated on weighted number of shares in issue for 6 months to December 2004: 332.9 million (December 2003: 231.7 million).

**     Calculated on weighted average number of diluted shares in issue for 6 months to December 2004: 332.8 million (December 2003: 230.3 million).

Reconciliation of headline (loss)/earnings:
Net (loss)/earnings	(99)	17
Adjustments:
– Profit on sale of assets	(5)	(2)
– Profit on disposal of Highland and High River – net of tax	—	(63)
– Profit on Australian-listed investments	(1)	—
– Amortisation of goodwill	—	6

Headline loss	(105)	(42)

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2004 (US$)

	At 31 December 2004 US$ million (unaudited)	At 30 September 2004 US$ million (unaudited)	At 31 December 2003 US$ million (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	3,978	3,472	2,226
Intangible assets	403	350	418
Investments	1,131	431	164
Investments in associates	—	—	383

	5,512	4,253	3,191

Current assets
Inventories	98	80	69
Receivables	68	62	82
Cash and cash equivalents	53	156	431

	219	298	582

Total assets	5,731	4,551	3,773

EQUITY AND LIABILITIES
Share capital and reserves
Issued capital	4,497	3,225	2,190
Fair value and other reserves	(366)	(149)	(36)
Retained earnings	65	99	272

	4,196	3,175	2,426

Minority interest	—	—	23

Non-current liabilities
Long-term borrowings	508	432	427
Net deferred taxation liabilities	453	409	415
Net deferred financial liabilities	94	88	64
Long-term provisions	147	126	129

	1,202	1,055	1,035

Current liabilities
Payables and accrued liabilities	326	316	247
Income and mining taxes	5	4	41
Shareholders for dividends	2	1	1

	333	321	289

Total equity and liabilities	5,731	4,551	3,773

Number of ordinary shares in issue	392,993,004	320,819,739	258,350,934
Net asset value per share (US cents)	1,068	990	948

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

Balance sheet converted at conversion rate of US$1 = R5.63 (September 2004: R6.48) (December 2003: R6.70).

CONDENSED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

	Issued share capital R million (unaudited)	Fair value and other reserves R million (unaudited)	Retained earnings R million (unaudited)	Total R million (unaudited)
Balance as at 1 July 2004	20,889	(1,186)	1,078	20,781
Issue of share capital	4,424			4,424
Currency translation adjustment and other		(875)		(875)
Net loss			(617)	(617)
Dividends paid			(96)	(96)

Balance as at 31 December 2004	25,313	(2,061)	365	23,617

Balance as at 1 July 2003	6,875	(242)	1,995	8,628
Issue of share capital	7,798			7,798
Currency translation adjustment and other		(1)		(1)
Net earnings			117	117
Dividends paid			(291)	(291)

Balance as at 31 December 2003	14,673	(243)	1,821	16,251

	Issued share capital US$ million (unaudited)	Fair value and other reserves US$ million (unaudited)	Retained earnings US$ million (unaudited)	Total US$ million (unaudited)
Balance as at 1 July 2004	3,711	(211)	192	3,692
Issue of share capital	786			786
Currency translation adjustment and other		(155)		(155)
Net loss			(110)	(110)
Dividends paid			(17)	(17)

Balance as at 31 December 2004	4,497	(366)	65	4,196

Balance as at 1 July 2003	1,026	(36)	298	1,288
Issue of share capital	1,164			1,164
Currency translation adjustment and other		—		—
Net earnings			17	17
Dividends paid			(43)	(43)

Balance as at 31 December 2003	2,190	(36)	272	2,426

Balances translated at closing rates of: December 2004: US$1 = R5.63 (December 2003: US$1 = R6.70).

SUMMARISED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2004 (unaudited)

Six months ended 31 December 2003 US$ million	Six months ended 31 December 2004 US$ million		Six months ended 31 December 2004 R million	Six months ended 31 December 2003 R million
		Cash flow from operating activities
73	(62)	Cash generated by operations	(382)	513
14	10	Interest and dividends received	63	102
(18)	(19)	Interest paid	(120)	(127)
(50)	—	Income and mining taxes paid	—	(355)

19	(71)	Cash (utilised)/generated by operating activities	(439)	133

		Cash flow from investing activities
103	—	Cash held by subsidiaries at acquisition	—	729
140	(9)	Net (additions)/proceeds on disposal of listed investments	(57)	994
(58)	(66)	Net additions to property, plant and equipment	(407)	(413)
—	—	Other investing activities	1	1

185	(75)	Cash (utilised)/generated by investing activities	(463)	1,311

		Cash flow from financing activities
(9)	3	Long-term loans raised/(repaid)	18	(63)
10	(6)	Ordinary shares issued – net of expenses	(36)	73
(41)	(15)	Dividends paid	(95)	(292)

(40)	(18)	Cash utilised by financing activities	(113)	(282)

42	—	Foreign currency translation adjustments	(103)	39

206	(164)	Net (decrease)/increase in cash and equivalents	(1,118)	1,201
225	217	Cash and equivalents – 1 July	1,414	1,687

431	53	Cash and equivalents – 31 December	296	2,888

Operating activities translated at average rates of: December 2004: US$1 = R6.21 (December 2003: US$1 = R7.08).

Closing balance translated at closing rates of: December 2004: US$1 = R5.63 (December 2003: US$1 = R6.70).

SUMMARISED CASH FLOW STATEMENT

FOR THE THREE MONTHS ENDED 31 DECEMBER 2004 (unaudited)

Three months ended 30 September 2004 US$ million	Three months ended 31 December 2004 US$ million		Three months ended 31 December 2004 R million	Three months ended 30 September 2004 R million
		Cash flow from operating activities
(7)	(54)	Cash generated by operations	(338)	(44)
6	4	Interest and dividends received	27	36
(9)	(10)	Interest paid	(64)	(56)
—	—	Income and mining taxes paid	—	—

(10)	(60)	Cash utilised by operating activities	(375)	(64)

		Cash flow from investing activities
—	—	Cash held by subsidiaries at acquisition	—	—
—	(9)	Net additions of listed investments	(57)	—
(35)	(29)	Net additions to property, plant and equipment	(183)	(224)
—	—	Other investing activities	—	—

(35)	(38)	Cash utilised by investing activities	(240)	(224)

		Cash flow from financing activities
—	3	Long-term loans raised	18	—
—	(6)	Ordinary shares issued – net of expenses	(36)	—
(15)	—	Dividends paid	1	(96)

(15)	(3)	Cash utilised by financing activities	(17)	(96)

(11)	(2)	Foreign currency translation adjustments	(85)	(17)

(71)	(103)	Net decrease in cash and equivalents	(717)	(401)
227	156	Cash and equivalents – beginning of quarter	1,013	1,414

156	53	Cash and equivalents – end of quarter	296	1,013

Operating activities translated at average rates of: December 2004 quarter: US$1 = R6.03 (September 2004 quarter: US$1 = R6.38).

Closing balance translated at closing rates of: December 2004: US$1 = R5.63 (September 2004: US$1 = R6.48).

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND

CASH GENERATED BY OPERATIONS – PERIOD ENDED 31 DECEMBER 2004

	Six months to 31 December 2004 R million	Quarter ended 30 September 2004 R million	Quarter ended 31 December 2004 R million	Six months to 31 December 2003 R million
Cash operating profit	296	133	163	488
Other cash items per income statement:
Other income	61	36	25	54
Employment termination and restructuring costs	(263)	(154)	(109)	(32)
Corporate, administration and other expenditure	(79)	(38)	(41)	(74)
Exploration expenditure	(44)	(24)	(20)	(49)
Provision for rehabilitation costs	(3)	(1)	(2)	(11)
Cash flow statement adjustments:
Cost of Avgold currency hedge	(94)	(45)	(49)	—
Profit on sale of mining assets	(34)	(9)	(25)	(12)
Interest and dividends received	(63)	(36)	(27)	(102)
Other non-cash items	(43)	(20)	(23)	(58)
Effect of changes in operating working capital items:
Receivables	477	458	19	446
Inventories	(19)	13	(32)	21
Accounts payable and accrued liabilities	(574)	(357)	(217)	(158)

Cash generated by operations	(382)	(44)	(338)	513

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED 31 DECEMBER 2004

Commodity contracts

Maturity schedule of the Harmony Group’s commodity contracts by type as at 31 December 2004:

	30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
Forward sales agreements
Ounces	108,000	147,000	100,000	100,000	455,000
A$/ounce	510	515	518	518	515
Calls contracts sold
Ounces	40,000	—	—	—	40,000
A$/ounce	552	—	—	—	552

	148,000	147,000	100,000	100,000	495,000

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R230 million (US$41 million) as at 31 December 2004. These values were based on a gold price of US$438 (A$562) per ounce, exchange rates of US$1/R5.6288 and A$1/US$0.7793 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Gold lease rates

Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a positive R20 million (US$4 million) as at 31 December 2004, based on valuations provided by independent treasury and risk management experts.

Interest rate swaps

The Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread raging from 1.8% to 2.2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R32 million (US$6 million) as at 31 December 2004, based on the prevailing interest rates and volatilities at the time.

Currency contracts:

	30 June 2005	30 June 2006	Total
Forward exchange contracts
US$ million	43	40	83
Average strike ZAR/US$	9.23	9.54	9.38
(Buy US$, sell ZAR at the agreed exchange rate)
Forward exchange call contracts sold
US$ million	43	40	83
Average strike ZAR/US$	9.23	9.54	9.38
(Sell US$, buy ZAR at the agreed exchange rate)

Harmony inherited these contracts with the acquisition of Avgold. The contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R288 million (US$51 million) as at 31 December 2004. These values were based upon an exchange rate of US$1/R5.6288 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.

Z B Swanepoel

Chief Executive

Virginia

21 January 2005

DEVELOPMENT RESULTS (metric)

Quarter ended 31 December 2004

	Reef metres	Sampled metres	Channel width (cm’s)	Channel value (g/t)	Gold (cmg/t)
Randfontein
VCR Reef	924	870	71	73.32	5,189
UE1A	1,352	1,384	141	9.51	1,338
E8 Reef	224	170	143	4.84	692
Kimberley Reef	842	715	164	6.39	1,049

All Reefs	3,342	3,139	127	18.17	2,305

Free State
Basal	2,046	1,862	92	9.94	914
Leader	767	588	127	7.10	902
A Reef	407	368	131	3.56	466
Middle	258	230	222	3.36	745
B Reef	518	472	52	22.17	1153

All Reefs	3,996	3,520	105	8.44	886

Evander
Kimberley Reef	2,177	2,079	56.4026	17.51	988

Elandskraal
VCR Reef	146	96	102	4.81	490

Orkney
Vaal Reef	104	97	97	21.11	2,048

Target
Elsburg	740	510	347	4.17	1,445

Free Gold
Basal	2,236	1,931	72	20.58	1,474
Beatrix	711	663	105	9.22	968
Leader	49	39	183	5.92	1,083

All Reefs	2,996	2,633	82	16.42	1,341

DEVELOPMENT RESULTS (imperial)

Quarter ended 31 December 2004

	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Randfontein
VCR Reef	3,032	2,854	28	2.13	60
UE1A	4,437	4,541	55	0.27	15
E8 Reef	736	558	56	0.14	8
Kimberley Reef	2,761	2,346	65	0.18	12

All Reefs	10,966	10,299	50	0.52	26

Free State
Basal	6,713	6,109	36	0.29	10
Leader	2,516	1,929	50	0.21	10
A Reef	1,336	1,207	52	0.10	5
Middle	845	755	87	0.10	9
B Reef	1,699	1,549	20	0.66	13

All Reefs	13,109	11,549	41	0.25	10

Evander
Kimberley Reef	7,142	6,821	22	0.52	11

Elandskraal
VCR Reef	480	315	40	0.14	6

Orkney
Vaal Reef	341	318	38	0.62	24

Target
Elsburg	2,428	1,673	137	0.12	17

Free Gold
Basal	7,336	6,334	28	0.60	17
Beatrix	2,332	2,175	41	0.27	11
Leader	159	128	72	0.17	12

All Reefs	9,827	8,637	32	0.48	15

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

First Floor

4 The High Street

Melrose Arch, 2196

Johannesburg

South Africa

Telephone:	+27 11 684 0140
Fax:	+27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)

Z B Swanepoel (Chief Executive)

F Abbott, F Dippenaar, V N Fakude, T S A Grobicki

W M Gule, D S Lushaba, R P Menell, M Motloba, Dr M Z Nkosi

M F Pleming, N Qangule, C M L Savage

Investor Relations

Ferdi Dippenaar

Marketing Director

Telephone:	+27 11 684 0140
Fax:	+27 11 684 0188

E-mail: fdippenaar@harmony.co.za

Corné Bobbert

Investor Relations Officer

Telephone:	+27 11 684 0146
Fax:	+27 11 684 0188
E-mail:	cbobbert@harmony.co.za

Marian van der Walt

Company Secretary

Telephone:	+27 11 411 2037
Fax:	+27 11 411 2398
E-mail:	mvanderwalt@harmony.co.za

South African Share Transfer Secretaries

Ultra Registrars (Pty) Ltd

PO Box 4844

Johannesburg, 2000

Telephone:	+27 11 832 2652
Fax:	+27 11 834 4398

United Kingdom Registrars

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

Telephone:	+44 870 162 3100
Fax:	+44 208 639 2342

ADR Depositary

The Bank of New York

101 Barclay Street

New York, NY 10286

United States of America

Telephone:	+1888-BNY ADRS
Fax:	+1 212 571 3050

Trading Symbols

JSE Securities Exchange South Africa	HAR
New York Stock Exchange, Inc.	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

NOTES

NOTES

NOTES